February 10, 2006
via U.S. mail
William Scott Marshall
President, Principal Executive Officer and Principal Financial
Officer
Cascade Energy, Inc.
5151 E. Broadway, Suite 1600,
Tucson, AZ 85711

        Re: Cascade Energy, Inc.
        Registration Statement on Form SB-2
    Filed January 12, 2006
    File No. 333-130984
    Form 10-QSB for the Fiscal Quarter Ended
    May 31, 2005
    File No. 333-115637

Dear Mr. Marshall:

    We have limited our review of your filing to those issues we
have addressed in our comments. Where indicated, we think you
should
revise your documents in response to these comments. If you
disagree,
we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed
as
necessary in your explanation. In some of our comments, we may
ask
you to provide us with supplemental information so we may better
understand your disclosure. After reviewing this information, we
may
raise additional comments.

    Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your
filings.
We look forward to working with you in these respects. We welcome
any
questions you may have about our comments or on any other aspect
of
our review. Feel free to call us at the telephone numbers listed
at
the end of this letter.

SB-2

General

1. Please confirm that at the time of the initial filing of the
registration statement, the escrow agent had released all funds
held
in escrow to the company in full payment of the $3,500,000

convertible
debentures issued to Cornell Capital Partners LP.

2. Please update the financial statements and related disclosure
included in the registration statement to reflect the financial
results reported as of the fiscal quarter ended November 30, 2005.

   Prospectus Summary, page 8

Our Business, page 8

3. Provide the historical context of your business by referencing
the
past business operations of the company and the recent change in
orientation of the company`s business focus from the hydroponics
industry to the oil and gas industry.

   Risk Factors, page 9

   Risks Related to Some of Our Outstanding Securities, page 9

4. Please provide a risk factor that discloses the consequences to
you
as delineated in the security agreement and pledge and escrow
agreement, should you be deemed in default with respect to the
transaction documents. The risk factor should at a minimum
reference
that you have provided Cornell Capital Partners LP a security
interest
in all of your assets and in forty four million pledged shares.

5. At least three of the risk factors in this section reference
the
dilutive impact to shareholders in the event all of the
convertible
debentures are converted and the warrants exercised. Please
revise to
eliminate repetitive disclosure. Instead, as done on page 11 in
the
table, focus on providing disclosure that concisely captures the
material risk to investors.

"If we issue additional shares...," page 12

6. Revise the risk factor disclosure under this heading to
reference
the amount of shares you currently have outstanding and the total
amount of shares you could have outstanding, giving effect to the
107,512,130 shares you are registering.

Directors, Executive Officers, Promoters and Control Persons, page
25

7. Please provide the disclosure required by Item 401 of
Regulation S-
B with respect to the newly appointed Chief Financial Officer, Mr.

Gordon Samson as reported in a press release dated February 1, 2006.

Executive Compensation, page 41

8. We note the Form 8-K filed on January 23, 2006 in which you disclose the consulting agreements entered into by three of your directors. Revise the registration statement to include reference to
the compensation you have committed to pay Messrs. Brown, Marshall and
Foster. Further, please ensure you include the consulting agreements
as exhibits to the registration statement with your next amendment.

Form 10-QSB

9. We note the omission of disclosure required by Items 307 and 308 of
Regulation S-B in the Form 10-QSB for the fiscal quarter ended May 31,
2005. Please amend the Form 10-QSB to provide such disclosure. Ensure
that you file updated certifications with your amendment.

Closing Comments

     As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the
amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing
includes all information required under the Securities Act of 1933 and
that they have provided all information investors require for an informed investment decision. Since the company and its management
are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures
they have made.

     Notwithstanding our comments, in the event the company requests

acceleration of the effective date of the pending registration
statement, it should furnish a letter, at the time of such
request,
acknowledging that:

* should the Commission or the staff, acting pursuant to delegated
authority, declare the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to
delegated authority, in declaring the filing effective, does not
relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the
United States.

        In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the
Division
of Corporation Finance in connection with our review of your
filing or
in response to our comments on your filing.

        We will consider a written request for acceleration of the
effective date of the registration statement as confirmation of
the
fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities
Exchange Act of 1934 as they relate to the proposed public
offering of
the securities specified in the above registration statement. We
will
act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding
requesting acceleration of a registration statement. Please allow
adequate time after the filing of any amendment for further review
before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested
effective date.

        Please contact Mellissa Campbell Duru at (202) 551-3757 or
Tangela Richter, Branch Chief, at (202) 551-3685 with any
questions.
Direct all correspondence to the following ZIP code: 20549-7010.

                                        Sincerely,

                                                        Tangela S. Richter
                                                        Branch Chief

        cc: via facsimile
            William L. Macdonald, Esq.
                Clark Wilson
                (604) 687-6314 (via facsimile)
Mr. Marshall
Cascade Energy, Inc.
February 10, 2006
page 4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

        DIVISION OF
CORPORATION FINANCE
        MAIL STOP 7010